Exhibit 99.2(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 26, 2014 with respect to the financial statements and financial highlights of ACAP Strategic Fund for the year ended September 30, 2014 which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Financial Highlights” in the Prospectus and the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ Grant Thornton LLP

New York, New York

January 23, 2015